Farm to Coast Collective, PBC

Profit and Loss
January - December 2022

	TOTAL
Income	
Cowork Income	
Bookings - Focus Rooms	602.50
Bookings - Meeting Rooms	1,274.09
Income from Events	3,704.47
Monthly Memberships - Offices	12,125.00
Non-Refundable Fee	300.00
Plan - The Drifter	14,152.76
Plan - The Homesteader	500.00
Plan - The Lone Star	2,350.99
Plan - The Renegade	7,355.38
Plan - The Rustler	6,000.00
Products - Day Passes & Punch Cards	2,485.00
Products - Mailboxes & Equipment Rentals	25.00
Total Cowork Income	**50,875.19**
Total Income	**$50,875.19**
GROSS PROFIT	**$50,875.19**
Expenses	
119 S Main Street Expenses	
Garbage Service - 119 S Main	405.56
IT Services - 119 S Main	2,548.86
Pest Abatement Services - 119 S Main	3,300.00
Property Insurance - 119 S Main	7,381.48
Rent - 119 S Main Street	19,840.00
Utilities - 119 S Main	5,577.31
Water & Sewage - 119 S Main	566.65
Total 119 S Main Street Expenses	**39,619.86**
CoWork Expenses	
Building Maintenance - CoWork	3,094.58
Computer Equipment Supplies	1,443.09
Credit Card Processing Fees - CoWork	1,628.09
Dues and Subscriptions - CoWork	434.00
Furniture Fixtures & Equipment - CoWork	5,184.02
Furniture Rental	10,486.74
IT Services - CoWork	2,698.75
Janitorial CoWork	3,072.00
Plants	4,127.72
Rent - CoWork	43,614.41
Repairs and Maintenance	500.00
Software - CoWork	1,468.32

Farm to Coast Collective, PBC

Profit and Loss

January - December 2022

	TOTAL
Supplies - CoWork	3,489.60
Total CoWork Expenses	**81,241.32**
Marketing	
01 - Advertising I Print Ads	3,847.99
05 - Special Events	3,603.36
Catering	4,200.00
Total 05 - Special Events	**7,803.36**
06 - Printing & Signage	8,329.67
09 - Video	6,757.50
10 - Contract Marketing	7,500.00
Brand Development	8,000.00
Photography	1,050.00
Public Relations	12,500.00
Total 10 - Contract Marketing	**29,050.00**
Outside Services	840.00
Total Marketing	**56,628.52**
Operating Expenses	
Accounting/CPA	1,000.00
Bank Service Charges	90.04
Legal Fees	400.00
Office Supplies	61.25
Taxes & Licenses	2,486.95
Total Operating Expenses	**4,038.24**
Point of Sale System	2,400.00
Research & Development	736.28
Unapplied Cash Bill Payment Expense	290.00
Total Expenses	**$184,954.22**
NET OPERATING INCOME	**$ -134,079.03**
Other Income	
Interest Earned	0.07
Total Other Income	**$0.07**
NET OTHER INCOME	**$0.07**
NET INCOME	**$ -134,078.96**